UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52027

New Albertson’s, Inc.

(Exact name of registrant as specified in its charter)

250 Parkcenter Boulevard

P.O. Box 20

Boise, Idaho

(208) 395-6200

(Address, including zip code, and telephone number, including area code, or registrant’s principal executive offices)

All securities listed on Exhibit A hereto

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See Exhibit A hereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, New Albertson’s, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 22, 2007	By:	/s/ John P. Breedlove
Name: John P. Breedlove
Title: Vice President & Corporate Secretary

EXHIBIT A

Title of Classes of Securities Covered by this Form	Holders of Record
1. Common Stock, $0.01 par value	1

2. 7.25% Hybrid Income Term Security Units (HITS)	0

3. 6.012% Senior Notes due 2009	7

4. 7.75% Debentures due 2026	62

5. 6.95% Senior Notes due 2009	76

6. 7.45% Senior Debentures due 2029	70

7. 8.35% Senior Notes due 2010	59

8. 8.70% Senior Debentures due 2030	53

9. 7.50% Senior Notes due 2011	77

10. 7.25% Notes due 2013	61

11. 8.00% Debentures due 2031	66

12. Medium Term Notes, Series B, Maturities 2007-2027, Interest Rates 6.56%-7.15%	52

13. Medium Term Notes, Series C, Maturities 2013-2028, Interest Rates 6.10%-6.63%	77

2